 As filed with the Securities and Exchange Commission on November 15, 2000
                                                      Registration No. 333-39176

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           ________________________

                        POST-EFFECTIVE AMENDMENT NO. 1
                                  TO FORM S-1
                                  ON FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                           ________________________

                       XM Satellite Radio Holdings Inc.
            (Exact name of registrant as specified in its charter)

        Delaware                       4899                      54-1878819
(State of Incorporation)   (Primary Standard Industrial       (I.R.S. Employer
                            Classification Code Number)      Identification No.)

                           ________________________

                           1500 Eckington Place, NE
                             Washington, DC 20002
                                (202) 380-4000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                           ________________________

                              Joseph M. Titlebaum
                    Senior Vice President, General Counsel
                                 and Secretary
                       XM Satellite Radio Holdings Inc.
                           1500 Eckington Place, NE
                             Washington, DC 20002
                                (202) 380-4000
           (Name, address, including zip code, and telephone number,
            including area code, of registrant's agent for service)

                           ________________________

                                  Copies to:
                           Steven M. Kaufman, Esq.
                            Hogan & Hartson L.L.P.
                          555 Thirteenth Street, N.W.
                            Washington, D.C. 20004
                                (202) 637-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on the form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                      Prospectus dated November __, 2000

PROSPECTUS

                       XM SATELLITE RADIO HOLDINGS INC.


                               325,000 Warrants
              2,692,933 underlying shares of Class A common stock
                                      of
                       XM Satellite Radio Holdings Inc.




 .   This prospectus relates to the resale of 325,000 warrants and the issuance of underlying shares of our Class A Common Stock upon exercise of the warrants by subsequent purchasers of the warrants.


 .   The warrants are not listed or quoted on any National Securities Exchange or the Nasdaq Stock Market. Our Class A Common Stock is traded on the Nasdaq National Market under the symbol "XMSR."








See "Risk Factors" beginning on page 5 for a discussion of risks that should be considered by holders of the warrants and the Class A Common Stock issuable upon exercise of the warrants.



         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.




               The date of this prospectus is November __, 2000.

                               TABLE OF CONTENTS

                                                                            Page
Summary..................................................................      1
Summary Consolidated Financial Data......................................      4
Risk Factors.............................................................      5
Use of Proceeds..........................................................     16
Description of Capital Stock.............................................     17
Description of the Warrants..............................................     25
Certain United States Federal Income Tax
   Considerations........................................................     29
Selling Holders..........................................................     33
Plan of Distribution.....................................................     36
Legal Matters............................................................     37
Experts..................................................................     37
Where You Can Find More Information......................................     37

                                    SUMMARY

     This summary does not contain all the information that may be important to you. You should read this entire prospectus carefully, including the section entitled "Risk Factors." Unless the context otherwise requires, the terms "we," "our," and "us" refer to XM Satellite Radio Holdings Inc. and its subsidiaries ("Holdings"), including XM Satellite Radio Inc. and subsidiary ("XM").

                                 Our Business

     We seek to become a premier nationwide provider of audio entertainment and information programming. We will transmit our service, which we will call "XM Radio," from our satellites to vehicle, home and portable radios. XM Radio plans to offer up to 100 channels of music, news, talk, sports and children's programming developed by us or third parties for a monthly subscription price of $9.95. We believe XM Radio will appeal to consumers because of our clear sound quality from digital signal radios, variety of programming and nationwide coverage. We will build a subscriber base for XM Radio through multiple distribution channels, including an exclusive distribution arrangement with General Motors, other automotive manufacturers, car audio dealers and national electronics retailers. We expect to commence commercial operation of our service in the second quarter of 2001.

     We hold one of only two licenses issued by the Federal Communications Commission to provide satellite digital audio radio service in the United States. We will broadcast XM Radio throughout the continental United States from two of the most powerful commercial satellites available and will have a ground spare in reserve. A network of terrestrial repeaters, which are ground-based electronics equipment, will receive and re-transmit the satellite signals to augment our satellite signal coverage. We have contracts to develop, manufacture and distribute XM radios with several leading consumer electronics manufacturers. Our radios will be capable of receiving both XM Radio and traditional AM/FM stations and will be available at national consumer electronics retailers under the Sony, Pioneer, Alpine and SHARP brand names.

     We will offer our consumers a unique listening experience by providing up to 100 channels of programming, coast-to-coast coverage and clear sound with our digital signals. We will have original music and talk channels created by XM Originals, our in-house programming unit, and channels created by well-known providers of brand name programming, including, for example, CNN, USA Today, BET, Radio One, Clear Channel, and Hispanic Broadcasting Corporation. We have a team of programming professionals with a proven record of introducing new radio formats and building local and national listenership.

     In addition to our subscription fee, we expect revenues from sales of limited advertising time on a number of channels. XM Radio offers a new national radio platform for advertisers that solves many of the problems associated with buying radio advertising nationally on a spot or syndicated basis. Through affinity and niche programming, we will give advertisers an effective way to aggregate geographically disparate groups of listeners in their targeted demographic markets.

     As of September 30, 2000, we have raised $1.1 billion in debt and equity proceeds, net of expenses and repayment of debt, from investors and strategic partners, including $227 million from a Series C preferred stock financing in August 2000. Our strategic investor companies include General Motors, DIRECTV, Clear Channel Communications, American Honda, and our parent company, Motient Corporation.

     We are presently a development stage company with no revenue-generating operations. The funds we have raised as of September 30, 2000 are expected to be sufficient in the absence of additional financing to cover our funding needs through commencement of commercial operation of our services in the second quarter of 2001. However, if we need to significantly alter our system before commercial operation or our schedule is materially delayed, we may need additional funding. After we commence commercial service, we will require significant additional funds before we generate positive cash flow.

     We believe that there is a significant market for XM Radio. Market data show strong demand for radio service. Over 75% of the entire United States population age 12 and older listens to the radio daily, and over 95% listens to the radio weekly. A market study conducted for us projects that as many as 49 million people may subscribe to satellite radio by 2012.

     Our strategy includes offering diverse programming designed to appeal to a large audience, including urban and rural listeners of virtually all ages, ethnicities, economic groups and specialty interests. We will tailor our programming and marketing to appeal to specific groups that our research has shown are most likely to subscribe to our service. We have several planned distribution channels, including through major car and radio manufacturers.

     Our executive offices are at 1500 Eckington Place, NE, Washington, D.C. 20002, and our telephone number is (202) 380-4000. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our web site is not, and should not be deemed to be, part of this prospectus.

                Resale of Warrants and Underlying Common Stock

Warrants:

Issuer ...................................  XM Satellite Radio Holdings Inc.

Warrants Offered .........................  325,000 warrants which, when exercised, will entitle the holders
                                            to acquire an aggregate of 2,692,933
                                            shares of Class A Common Stock.

Exercise Price ...........................  $47.94 per share of Class A Common
                                            Stock.

Exercise .................................  The warrants are exercisable beginning on September 16, 2000 and
                                            ending on March 15, 2010.

Expiration ...............................  March 15, 2010.

Voting Rights ............................  Warrant holders have no voting rights.

Anti-dilution ............................  The exercise price and number of shares of Class A Common Stock
                                            issued upon exercise of the warrants
                                            are subject to adjustment in certain
                                            cases, as described in "Description
                                            of Warrants--Adjustments."

Warrant Shares ...........................  The warrants entitle the holders to acquire 8.285948 shares of Class A
                                            Common Stock of XM Satellite Radio
                                            Holdings Inc.  The shares of Class A
                                            Common Stock for which the warrants
                                            are exercisable or which are issued
                                            upon exercise of the warrants are
                                            collectively referred to as "Warrant
                                            Shares."

Warrant Agent ............................  The warrant agent is United States
                                            Trust Company of New York.

Use of Proceeds ..........................  We will not receive any proceeds from resales of warrants.  Upon
                                            exercise of the warrants, we will
                                            receive the exercise price of $47.94
                                            per share, subject to adjustment.
                                            See "Use of Proceeds."

United States Federal Income
Tax Consequences .........................  Upon the exercise of a warrant, a
                                            U.S. holder will not recognize gain
                                            or loss, except to the extent of
                                            cash, if any, received in lieu of
                                            the issuance of fractional shares of
                                            common stock.  See "United States
                                            Federal Income Tax Consequences."

                      Summary Consolidated Financial Data


                                                                                                                   December 15,
                                                                                                                       1992
                                                                                                                     (Date of
                                                                                                                     Inception)
                                                  --------------------------------------    Six Months Ended      to September 30,
                                                     Years Ended December 31,                 September  30,            2000
                                                  --------------------------------------  ------------------------ --------------
                                                    1997         1998          1999         1999          2000          2000
                                                  ----------   ----------   -----------   ----------   -----------    --------
                                                                            (In thousands, except share data)
Consolidated Statements of Operations Data(1):
Revenue.......................................... $  --        $  --        $  --         $  --        $  --          $     --
                                                  ----------   ----------   -----------   ----------   -----------    ---------

Operating expenses:
 Research and development........................         --        6,941         4,274        3,597         7,634       18,849
 Professional fees...............................      1,090        5,242         9,969        5,932        16,534       32,835
 General and administrative......................         20        4,010        16,448        8,286        34,766       55,244
                                                  ----------   ----------   -----------   ----------   -----------    ---------
 Total operating expenses........................      1,110       16,193        30,691       17,815        58,934     (106,928)
                                                  ----------   ----------   -----------   ----------   -----------    ---------
Operating loss...................................     (1,110)     (16,193)      (30,691)     (17,815)      (58,934)    (106,928)
Other income--interest income (expense), net.....       (549)          26        (6,205)      (7,952)       21,046       14,318
                                                  ----------   ----------   -----------   ----------   -----------    ---------
Net loss......................................... $   (1,659)  $  (16,167)  $   (36,896)  $  (25,767)  $   (37,888)   $ (92,610)
                                                  ==========   ==========   ===========   ==========   ===========    =========
Preferred stock dividend requirement.............         --           --            --           --        (9,424)
Series B convertible redeemable preferred stock
 deemed dividend.................................         --           --            --           --        11,211
Series C convertible redeemable preferred stock
 beneficial conversion...........................         --           --            --           --       123,043
Net loss attributable to common stockholders.....     (1,659)     (16,167)      (36,896)     (25,767)     (181,566)
                                                  ----------   ----------   -----------   ----------   -----------
Net loss per share--basic and diluted............ $    (0.26)  $    (2.42)  $     (2.40)  $    (3.85)  $     (3.76)
                                                  ==========   ==========   ===========   ==========   ===========

Weighted average shares used in computing net
 loss per share--basic and diluted...............  6,368,166    6,689,250    15,334,102    6,693,338    48,350,090



                                                                    December 31,
                                                     -------------------------------------------   September 30,
                                                           1997           1998         1999            2000
                                                     -------------   -------------  ------------    ----------
                                                                                                  (In thousands)
Consolidated Balance Sheets Data:
Cash, cash equivalents and short-term investments..      $     1         $    310     $120,170      $  312,711
Pledged securities(2)..............................           --               --           --         154,147
System under construction..........................       91,932          169,029      362,358         732,727
Total assets.......................................       91,933          170,485      515,189       1,281,145
Total debt.........................................       82,504          140,332          212         263,782
Total liabilities..................................       82,949          177,668       30,172         326,181
Stockholders' equity (deficit).....................        8,984           (7,183)     485,017         954,964

(1) Business activity for the period from December 15, 1992, which was our date of inception, through December 31, 1996 was insignificant.
(2) Consists of a portfolio of U.S. government securities held by the trustee for the benefit of the holders of the Senior Secured Notes and a money market fund associated with a contract.

                                 RISK FACTORS

     You should consider carefully these risk factors together with all of the other information included in this prospectus before making an investment decision.

     Some of the information in this prospectus may contain forward looking statements. Such statements can be identified by the use of forward looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward looking" information. When considering such forward looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward looking statement.

You could lose money on your investment because we have not started operations or generated any revenues.

     We are a development stage company and still need to develop the planned XM Radio service significantly before we can offer it to consumers. We have not yet generated any revenues and will not do so until we can start commercial operation of our service. Unless we generate significant revenues, we will not become profitable, and you could lose money on your investment. Our ability to generate revenues and ultimately to become profitable will depend upon several factors, including

     . whether we create and implement the XM Radio system in a timely fashion;

     . whether consumer electronics manufacturers successfully develop and manufacture XM radios;

     . whether we can attract and retain enough subscribers and advertisers to XM Radio;

     .    whether we compete successfully; and

     . whether the FCC grants us all additional necessary authorizations in a timely manner.


Our expenditures and losses have been significant and are expected to grow.

     As of September 30, 2000, we had incurred significant costs, aggregating approximately $732.7 million, in connection with the development of the XM Radio system. We incurred net aggregate losses approximating $92.6 million from our inception through September 30, 2000. We expect our net losses and negative cash flow to grow as we build the XM Radio system, make payments under our various contracts and begin to incur marketing costs. If we are unable ultimately to generate sufficient revenues to become profitable and have positive cash flow, you could lose money on your investment.

We need substantial further financing but such financing might not be available and the terms of our FCC license may restrict our ability to raise funding.

     The funds we have raised as of September 30, 2000 are expected to be sufficient in the absence of additional financing to cover our funding needs through commencement of commercial operation of our services in the second quarter of 2001. However, if we need to significantly alter our system before commercial operation or our schedule is materially delayed, we may need additional funding. After we commence commercial service, we will require significant additional funds before we generate positive cash flow. In addition, we have substantial payment obligations under a distribution agreement with General Motors. Our actual funding requirements could vary materially from our current estimates. We may have to raise more funds than expected to remain in business and to continue to develop and market the XM Radio system.

     We plan to raise future funds by selling debt or equity securities, or both, publicly and/or privately and by obtaining loans or other credit lines from banks or other financial institutions. We may not be able to raise sufficient funds on favorable terms or at all. If we fail to obtain any necessary financing on a timely basis, then

     . our satellite construction, launch, or other events necessary to our business could be materially delayed, or their costs could materially increase;

     . we could default on our commitments to our satellite construction or launch contractors, creditors or others, leading to termination of construction or inability to launch our satellites;

     . we may not be able to launch our satellite radio service as planned and may have to discontinue operations or seek a purchaser for our business or assets; and

     . XM may not be able to meet its obligations under the senior secured notes.

     Motient Corporation is our controlling stockholder and controls us under applicable FCC rules. Motient has certain rights regarding the election of persons to serve on our board of directors and as of September 30, 2000 holds approximately 53.9% of the voting power, or 46.5% giving effect to the conversion of all of our outstanding common stock equivalents. Motient cannot relinquish its controlling position, its right to designate a majority of our directors, or hold less than 40% of the voting stock without obtaining the prior approval of the FCC. Accordingly, prior to our obtaining FCC approval of the transfer of control from Motient, we will only be able to issue a limited amount of voting securities or securities convertible into voting securities unless certain of our stockholders holding nonvoting convertible securities agree not to convert them into voting securities or we take other steps to permit voting securities on a basis consistent with FCC rules. Certain holders of our nonvoting securities have agreed not to convert their securities if it would cause Motient not to hold at least 40% of our voting stock, until we obtain approval by the FCC of a change in control. In return, we have agreed not to issue new voting securities, other than the units sold in March 2000 and other than up to 2,000,000 shares of Class A common stock (except upon conversion or exercise of existing securities or under our employee stock plans), if it would make these holders unable to convert any of their nonvoting securities. We have filed an application with the FCC to permit Motient to relinquish control of us. We may not be able to obtain FCC approval or it may take a long period of time to obtain such approval and there may be conditions imposed in connection with such approval that may be unfavorable to us. The inability to raise capital opportunistically, or at all, could adversely affect our business plan.

Our substantial indebtedness could adversely affect our financial health which could reduce the value of the warrants and our Class A Common Stock.

     As of September 30, 2000, we had total indebtedness of $263.8 million and stockholders' equity of $955.0 million.

     Our substantial indebtedness could have important consequences to you. For example, it could:

     . increase our vulnerability to general adverse economic and industry conditions;

     . limit our ability to fund future working capital, capital expenditures, research and development costs and other general corporate requirements;

     . require us to dedicate a substantial portion of our cash flow from operations to payments on XM's indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

     . limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     . place us at a competitive disadvantage compared to our competitors that have less debt; and

     . limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. And, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

Our satellites could be damaged or destroyed during launch.

     A significant percentage of satellites never become operational because of launch failure, satellite destruction or damage during launch, and improper orbital placement. Launch failure rates vary depending on the particular launch vehicle and contractor. There is a limited track record for the specific launch vehicle that will be used for the launch of our satellites, and even launch vehicles with good track records experience some launch failures. Four of the five satellite launches from the Sea Launch platform, our intended means of launch, have been successful, including the most recent launch. If one or more of our launches fail, we will suffer significant delay that will be very damaging to our business, and we will incur significant additional costs associated with the delay in revenue generating activities.

Premature failure of our satellites would damage our business.

     If one of our satellites were to fail prematurely, it likely would affect the quality of our service, substantially delay the commencement or interrupt the continuation of our service and harm our business. This harm to our business would continue until we either launched our ground spare satellite or had additional satellites built or launched. A number of factors may decrease the useful lives of our satellites to less than the expected approximately 15 years, including

     .    defects in construction;
     .    faster than expected degradation of solar panels;
     .    loss of fuel on board;
     . random failure of satellite components that are not protected by back-up units;
     .    electrostatic storms; and
     .    collisions with other objects in space.

In addition, our network of terrestrial repeaters will communicate principally with one satellite. If the satellite communicating with the repeater network fails, we would have to repoint all of the repeaters to communicate with the other satellite. This would result in an interruption of service that could last from a few hours to several days and could harm our business.

Damage to our satellites will not be fully covered by insurance.

     We intend to purchase standard launch and in-orbit insurance policies from global space insurance underwriters. Any adverse change in insurance market conditions may substantially increase the premiums we would have to pay for such insurance. If the launch of either satellite is a total or partial failure, our insurance may not fully cover our losses. We do not expect to buy insurance to cover and would not have protection against business interruption, loss of business or similar losses. Also, any insurance we obtain will likely contain certain customary exclusions and material change conditions which would limit our coverage.

Our system depends on development and integration of complex technologies in a novel configuration that might not work.

     Our system will involve new applications of existing technology and the complex integration of different technologies, which may not work as planned. In addition, we may not be able to successfully develop the new technologies required for our planned XM Radio system.

     The use of terrestrial repeaters with a satellite system is untested and may not provide the expected transmission quality. Our system will rely on a network of terrestrial repeaters to retransmit satellite signals in areas where blockages occur from high concentrations of tall buildings and other obstructions. Satellites and terrestrial repeater networks have not been integrated and used together on the scale we contemplate. We cannot be certain that what we plan will work. Failure to integrate these technologies may result in areas with impediments to satellite line of sight experiencing dead zones where our signals cannot be received clearly or are of low quality.

     Our business plan relies on the timely development of XM radios. Our service is to be received by specially designed receivers that have not yet been developed. They will require a unique integration of existing technologies, which may take longer than expected.

     Integration of components of our system may encounter technical difficulties. We will have to integrate a number of sophisticated satellite and other wireless technologies never integrated in the past before we can begin offering our service. If the technological integration of the XM Radio system is not completed in a timely and effective manner, our business will be harmed. We cannot ultimately confirm the ability of the system to function until we have actually deployed and tested a substantial portion of the system. Hardware or software errors in space or on the ground may limit or delay the XM Radio service and therefore reduce anticipated revenues.

Performance failures by our satellite and launch contractors would damage our business, and we may not have adequate remedies.

     We will rely on Boeing Satellite Systems, formerly Hughes Space and Communications International, Inc., our satellite manufacturer, to build and deliver our satellites in a timely manner. If Boeing Satellite Systems fails to deliver functioning satellites in a timely manner, the introduction of our service would likely be delayed. If Boeing Satellite Systems were to deliver a satellite late or otherwise default, the remedies we have will not adequately compensate us for any damage caused to our business. Boeing Satellite Systems will not be liable for indirect or consequential damages, or lost revenues or profits, from late delivery or other defaults. Also, our satellite contract entitles Boeing Satellite Systems to certain excusable delays for which we have no remedy. If Boeing Satellite Systems breaches its performance warranty, our only remedy is not to pay Boeing Satellite Systems in-orbit performance incentive payments of up to a total of $12.5 million for each satellite. This remedy likely will not adequately compensate us for the damage such breach would cause to our business.

     We are depending on our satellite launch services provider to build our launch vehicles and to launch the satellites. If the satellite launch services provider fails to launch the satellites in a timely manner, we may be unable to meet our business plan timetable. Neither Boeing Satellite Systems nor the satellite launch services provider will be liable to us for any delay in delivery of the satellites up to 180 days caused by our scheduled launch services provider. A delay of more than six months beyond the launch period for either satellite may allow us to select an alternative launch system. This remedy, however, likely would not adequately compensate us for the damage such delay would cause to our business. Although we may be able to use another satellite launch services provider, switching to another provider could involve significant delay and a significant increase in cost.

Failure of third party vendors to supply radios to customers in a timely manner would delay our revenues.

     We will rely on third party manufacturers and their distributors to manufacture and distribute XM radios. If one or more manufacturers fails to develop XM radios for timely commercial sale, at an affordable price and with mass market nationwide distribution, the launch of our service would be delayed, our revenues would be less than expected and our business would suffer. We will rely on Delphi-Delco, Sony, Motorola, Pioneer, Alpine, Mitsubishi, Audiovox and Clarion to develop, manufacture and market XM radios for use in the car, and on Sony and SHARP to develop, manufacture and market XM radios for home and portable use. XM radios are not yet available, and our agreements with third party vendors may not result in the timely production of enough affordable XM radios to permit the widespread introduction of our service.

Competition from Sirius Satellite Radio and traditional and emerging audio entertainment providers could adversely affect our revenues.

     In seeking market acceptance, we will encounter competition for both listeners and advertising revenues from many sources, including

     .    Sirius Satellite Radio, the other satellite radio licensee;

     .    traditional and, when available, digital AM/FM radio;

     .    Internet based audio providers;

     .    direct broadcast satellite television audio service; and

     .    cable systems that carry audio service.

     Sirius Satellite Radio (formerly named CD Radio) has announced that it has arrangements for the construction, implementation and distribution of its service and that it expects to begin receiving revenue from commercial operations in the first quarter of 2001, which is slightly ahead of our timetable. If Sirius Satellite Radio begins commercial operations significantly before we do, it may gain a competitive advantage over us.

     Unlike XM Radio, traditional AM/FM radio already has a well established market for its services and generally offers free broadcast reception supported by commercial advertising rather than by a subscription fee. Also, many radio stations offer information programming of a local nature, such as traffic and weather reports, which XM Radio is not expected to offer as effectively as local radio, or at all. To the extent that consumers place a high value on these features of traditional AM/FM radio, we will be at a competitive disadvantage.

Demand for our service may be insufficient for us to become profitable.

     There is currently no mobile satellite digital audio radio service in commercial operation in the United States. As a result, we cannot estimate with any certainty the potential consumer demand for such a service or the degree to which we will meet that demand. Among other things, consumer acceptance of XM Radio will depend upon

     . whether we obtain, produce and market high quality programming consistent with consumers' tastes;

     . the willingness of consumers to pay subscription fees to obtain satellite radio service;

     .    the cost and availability of XM radios; and

     .    XM Radio's and our competitors' marketing and pricing strategy.

     If demand for our service does not develop as expected, we may not be able to generate enough revenues to become profitable. Although we have commissioned market studies which attempt to measure market demand, these studies are based upon statistical sampling methods and reflect responses to hypothetical questions. Consequently, the data may not be accurate. We caution you not to place undue reliance on this data.

     Because we expect to derive a significant part of our revenues from advertisers as well as subscription revenues, advertiser acceptance also will be critical to the success of our business. Our ability to generate revenues from advertisers will depend on several factors, including the level and type of market penetration of our service, competition for advertising dollars from other media, and changes in the advertising industry. FCC regulations limit our ability to offer our radio service other than to subscribers on a pay-for-service basis. These factors may reduce our potential revenue from advertising.

Large payment obligations under our distribution agreement with General Motors may prevent us from becoming profitable.

     We have significant payment obligations under our long-term agreement with General Motors for the installation of XM radios in General Motors vehicles and the distribution of our service to the exclusion of other satellite radio services. These payment obligations, which could total several hundred million dollars over the life of the contract, may prevent us from becoming profitable. A significant portion of these payments are fixed in amount, and we must pay these amounts even if General Motors does not meet performance targets in the contract. Although this agreement is subject to renegotiation if General Motors does not achieve and maintain specified installation levels we cannot predict the outcome of any such renegotiation.

Joint development agreement funding requirements could be significant.

     Under our agreement with Sirius Radio, each party is obligated to fund one half of the development cost of the technologies used to develop a unified standard for satellite radios. Each party will be entitled to license fees or a credit towards its one half of the cost based upon the validity, value, use, importance and available alternatives of the technology it contributes. The applicability or validity of Sirius Radio's claims in their former patent suit against us could affect the determination of the amount of license fees or credits relating to contributed or licensed technology under the agreement. The amounts of these fees or credits will be determined over time by agreement of the parties or by arbitration. We cannot predict at this time the amount of license fees or contribution payable by XM or Sirius Radio or the size of the credits to XM and Sirius Radio from the use of their technology. This may require significant additional capital.

If we default under our joint development agreement, Sirius Satellite Radio's patent infringement lawsuit against us could be refiled.

     Under our agreement with Sirius Radio for the development of a unified standard for satellite radios, the lawsuit Sirius Radio brought against us in January 1999 alleging our infringement of three Sirius Radio patents was withdrawn. We and Sirius Radio have agreed to cross-license our respective intellectual property. However, if this agreement is terminated before the value of the licenses has been determined due to our failure to perform a material covenant or obligation, then this suit could be refiled.

Our business may be impaired by third party intellectual property rights.

     Development of the XM Radio system will depend largely upon the intellectual property that we will develop and license from third parties. If the intellectual property that we may develop or use is not adequately protected, others will be permitted to and may duplicate the XM Radio system or service without liability. In addition, others may challenge, invalidate or circumvent our intellectual property rights, patents or existing sublicenses. Some of the know-how and technology we have developed and plan to develop will not be covered by United States patents. Trade secret protection and contractual agreements may not provide adequate protection if there is any unauthorized use or disclosure. The loss of necessary technologies could require us to obtain substitute technology of lower quality performance standards, at greater cost or on a delayed basis, which could harm our business.

     Other parties may have patents or pending patent applications which will later mature into patents or inventions which may block our ability to operate our system or license our technology. We may have to resort to litigation to enforce our rights under license agreements or to determine the scope and validity of other parties' proprietary rights in the subject matter of those licenses. This may be expensive. Also, we may not succeed in any such litigation.

     Third parties may bring suit against us for patent or other infringement of intellectual property rights. Any such litigation could result in substantial cost to, and diversion of effort by, our company, and adverse findings in any proceeding could

     .    subject us to significant liabilities to third parties;

     .    require us to seek licenses from third parties;

     . block our ability to operate the XM Radio system or license its technology; or

     . otherwise adversely affect our ability to successfully develop and market the XM Radio system.


Failure to comply with FCC requirements could damage our business.

     As an owner of one of two FCC licenses to operate a commercial satellite radio service in the United States, we are subject to FCC rules and regulations, and the terms of our license, which require us to meet certain conditions such as

     . milestone dates, including the requirement that we begin full operation of our system by October 2003;

     . interoperability of our system with the other licensed satellite radio system;

     . coordination of our satellite radio service with radio systems operating in the same range of frequencies in neighboring countries; and

     . coordination of our communications links to our satellites with other systems that operate in the same frequency band.

Non-compliance by us with these conditions could result in fines, additional license conditions, license revocation or other detrimental FCC actions. We may also be subject to interference from adjacent radio frequency users if the FCC does not adequately protect us against such interference in its rulemaking process. In addition, the FCC has not yet issued rules permitting us to deploy terrestrial repeaters to fill gaps in satellite coverage. Our plans to deploy terrestrial repeaters may be impacted by the FCC's rules, when issued.

     Some of our vendors are subject to United States export regulations and will need approval from the State Department under technology export statutes and regulations for the launch of our satellites. Failure to receive such approval or any change in applicable law or policy may delay our satellite launch.

If the challenge to our FCC license is successful, our business could be harmed.

     The award of our FCC license was challenged by one of the losing bidders in the initial FCC licensing procedure. The challenge was denied by the FCC, but the losing bidder filed with the FCC for reconsideration of the license award. If this challenge is successful, the FCC could take a range of actions, any of which could harm our ability to proceed with our planned satellite radio service.

Our service network or other ground facilities could be damaged by natural catastrophes.

     Since our ground-based network will be attached to buildings, towers, and other structures around the country, an earthquake, tornado, flood or other catastrophic event anywhere in the United States could damage our network, interrupt our service and harm our business in the affected area. We will not have replacement or redundant facilities that can be used to assume the functions of our repeater network or of our planned central production and broadcast facility in the event of a catastrophic event. Any damage to our repeater network would likely result in degradation of our service for some subscribers and could result in complete loss of service in affected areas. Damage to our central production and broadcast facility would restrict our production of programming and require us to obtain programming from third parties to continue our service.

Consumers could steal our service.

     Like all radio transmissions, the XM Radio signal will be subject to interception. Pirates may be able to obtain or rebroadcast XM Radio without paying the subscription fee. Although we plan to use encryption technology to mitigate the risk of signal theft, such technology may not be adequate to prevent theft of the XM Radio signal. If widespread, signal theft could harm our business.

We need to obtain rights to programming, which could be more costly than anticipated.

     We must negotiate and enter into music programming royalty arrangements with performing rights societies such as the American Society of Composers, Authors and Publishers, Broadcast Music, Inc. and SESAC, Inc. Radio broadcasters currently pay a combined total of approximately 4% of their revenues to these performing rights societies. We expect to negotiate or establish license fees through a rate court proceeding in the U.S. District Court for the Southern District of New York, but such royalty arrangements may be more costly than anticipated. We must also enter into royalty arrangements with the owners of the sound recordings. Cable audio services currently pay a royalty rate of 6.5% of gross subscriber revenue set by the Librarian of Congress. Although we believe we can distinguish XM Radio sufficiently from the cable audio services in order to negotiate a lower statutory rate, we may not be able to do so.

Rapid technological and industry changes could make our service obsolete.

     The satellite industry and the audio entertainment industry are both characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving industry standards. If we are unable to keep pace with these changes, our business may be unsuccessful. Products using new technologies, or emerging industry standards, could make our technologies obsolete. In addition, we may face unforeseen problems when developing the XM Radio system which could harm our business. Because we will depend on third parties to develop technologies used in key elements of the XM Radio system, more advanced technologies which we may wish to use may not be available to us on reasonable terms or in a timely manner. Further, our competitors may have access to technologies not available to us, which may enable them to produce entertainment products of greater interest to consumers, or at a more competitive cost.

The market price of our stock could be hurt by substantial price and volume fluctuations.

     Historically, stock prices and trading volumes for emerging companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations. This market volatility could depress the price of our common stock without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of our common stock would likely significantly decrease.

Our major stockholders own approximately 70.5% of our stock on a fully diluted basis and effectively control us. Their interests may conflict with our interests and yours.

     As of September 30, 2000, our principal stockholders own approximately 70.5% of our common stock on a fully diluted basis with total voting power of approximately 81.3%. We have entered into material contracts and transactions with our principal stockholders and their affiliates, and we may enter into additional contracts in the future. The composition of our board of directors is governed by a shareholders' agreement among our principal stockholders, which grants them effective management control over us. These stockholders could use their position as principal stockholders and their management control to cause us to take actions that might not be in our interests or yours.

The holders of our Series C preferred stock have certain veto rights.

      Under the terms of our Series C preferred stock, the consent of holders of at least 60% of the Series C preferred stock is required before we can take certain actions, including issuances of additional securities above specified levels and the incurrence of indebtedness under which we must meet financial covenants to avoid default. These requirements could hamper our ability to raise additional funds. The consent of holders of at least 60% of the Series C preferred stock is also required for transactions with affiliates, other than on an arms'-length basis, and for any merger or sale of our assets. The approval for a merger could make it difficult for a third party to acquire us and thus could depress our stock price.

We need people with special skills to develop, launch and maintain our new service. If we cannot find and keep these people, our business and stock price could suffer.

     We depend on the continued efforts of our executive officers and key employees who have specialized technical knowledge regarding our satellite and radio systems and business knowledge regarding the radio industry and subscription services. If we lose the services of one or more of these employees, or fail to attract qualified replacement personnel, it could harm our business and our future prospects.

It may be hard for a third party to acquire us, and this could depress our stock price.

      We are a Delaware company with unissued preferred stock, the terms of which can be set by our board of directors. Antitakeover provisions in Delaware law and our ability to adopt a shareholder rights plan using our preferred stock could make it difficult for a third party to acquire us, even if doing so would benefit our stockholders. This could depress our stock price.

Future sales of our Class A common stock in the public market could lower its stock price and impair our ability to raise funds in new stock offerings.

     As of September 30, 2000, we had 34,034,830 shares of Class A common stock outstanding, or 71,330,631 shares assuming conversion of all 16,557,262 shares of our Class B common stock, 10,786,504 shares of our Series A convertible preferred stock, 867,289 shares of our Series B convertible redeemable preferred stock and 235,000 shares of our Series C convertible redeemable preferred stock outstanding. Sales of a large number of shares could adversely affect the market price of our Class A common stock, which could impair our ability to raise funds in additional stock offerings.

     Motient, which owns 200,000 shares of our Class A common stock and all 16,557,262 shares of our Class B common stock, was prohibited from selling any of these shares, other than to affiliates, until October 8, 2000 or when we commence commercial operations, whichever came first. Presently, however, these shares are freely tradable, subject to the provisions of Rule 144 or Rule 701 under the Securities Act. Motient has experienced substantial appreciation in the value of its shares relative to the price paid for them. In the event Motient elects to sell its shares, the price of our stock could materially decline, irrespective of our performance.

     We have filed registration statements under the Securities Act to cover all 5,300,000 shares of our Class A common stock subject to outstanding stock options or reserved for issuance under our stock plans. These registration statements became effective upon filing. Accordingly, shares registered under these registration statements are, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, available for sale in the open market, and in the case of our officers, directors and stockholders who have entered into lock-up agreements, available for sale after lock-up agreements expire. As of September 30, 2000, options to purchase 2,915,531 shares of our Class A common stock were outstanding.

     The holders of approximately 16 million shares of our Class A common stock, all of our Series A convertible preferred stock, all of our Class B common stock and all of our Series C convertible redeemable preferred stock have the right to request registration of their shares in future public offerings of our equity securities. Sony Electronics owns a warrant that may in the future be exercisable for up to 2% of our Class A common stock on a fully-diluted basis depending on Sony's success in achieving certain sales targets. Sony will have the right to request registration of these shares in future public offerings.

There is no established trading market for the warrants, which could make it more difficult for you to sell warrants and could adversely affect their price.

      We expect that the warrants will be eligible for trading in the PORTAL market. We do not intend to apply for a listing or quotation of the warrants on any securities exchange. The initial purchasers of the warrants have advised us that they intend to make a market in the warrants. However, they are not obligated to do so. Any market-making may be discontinued at any time and we cannot assure you of the development or liquidity of any trading market for the warrants, or if a trading market develops, that it will continue. The liquidity of the trading market for the warrants also may be adversely affected by any changes in our financial performance or prospects or in the prospects for the companies in our industry.

There may be limitations on the ability of the holders of warrants to exercise their warrants and receive the underlying common stock.

      We agreed to use our reasonable best efforts to make effective within 180 days of the consummation of the unit offering and use our reasonable efforts to maintain effective until the expiration or exercise of all warrants, a shelf registration statement on an appropriate form under the Securities Act covering the warrants and issuance of Warrant Shares. During any period when the shelf registration statement is not effective, U.S. holders of the warrants will not be able to exercise their warrants unless they are an "accredited investor" or a "qualified institutional buyer," within the meaning of the Securities Act, and make certain representations to us in connection with their exercise. We cannot assure you that we will be able to cause to be declared effective or keep the shelf registration statement continuously effective until all of the warrants have been exercised or expired.

      Shares of common stock issued upon exercise of the warrants at a time when the shelf registration statement is not effective will be "restricted securities" for purposes of Rule 144 under the Securities Act and will be subject to restrictions on transfer.

Our forward-looking statements are speculative and may prove to be wrong.

     Much of the information in this prospectus consists of forward-looking statements based on our current expectations. These statements are inherently predictive and speculative, and you must not assume that they will prove to be correct. You can often identify these statements by forward-looking words such as

     .    "may;"

     .    "will," "intend," "plan to;"

     .    "expect," "anticipate," "project, "believe," "estimate;"

     .    "continue" or similar words.


     You should read such statements very carefully because they

     .    discuss our future plans or expectations;

     . contain projections of our future financial condition or results of operations; or

     .    state other forward-looking information.

     When you consider such forward-looking statements, you should keep in mind the risk factors above and the other cautionary statements in this prospectus because they provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

                                USE OF PROCEEDS

     The registration of the warrants and the common stock underlying the warrants is to satisfy certain of our obligations under the registration rights agreement covering the warrants sold in the unit offering in March 2000. Any proceeds we receive from the exercise of such warrants into shares of our common stock will be used for working capital, operating losses and general corporate expenses.

     The net proceeds to us from the sale of the warrants, together with the senior secured notes as part of the unit offering in March 2000, were approximately $191.3 million, after excluding $123.0 million for an interest reserve and approximately $10.7 million for underwriting fees and expenses. The net proceeds from the unit offering have been and will be used as set forth below.

                                                                                Amount
                                                                            -------------
                                                                            (In thousands)
     Payments under satellite contract....................................    $   98.7
     Payments under terrestrial repeater contracts........................        68.0
     Payments under ground segment contracts..............................        11.2
     Working capital, operating losses and general corporate expenses.....        13.4
                                                                              --------
          Total uses......................................................    $  191.3
                                                                              ========

      We may re-allocate the proceeds among these categories depending upon the timing of our funding requirements. In addition, these uses assume that the net proceeds are the first funds used. To the extent we use cash on hand or from other financings to meet these funding needs, we may re-allocate the proceeds to other matters. Pending these uses, the net proceeds from the unit offering may be temporarily invested in short-term, interest-bearing, investment grade securities.

                         DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 180,000,000 shares of Class A common stock, $.01 par value per share, 30,000,000 shares of Class B common stock, $.01 par value per share, 30,000,000 shares of Class C common stock, $.01 par value per share, 15,000,000 shares of Series A convertible preferred stock, $.01 par value per share, 3,000,000 shares of 8.25% Series B convertible redeemable preferred stock, $.01 par value per share and 250,000 shares of 8.25% Series C convertible redeemable preferred stock, $.01 par value per share. The following summary description of our capital stock is subject to our Restated Certificate of Incorporation and Restated Bylaws and the Delaware General Corporation Law.

Common Stock

     As of September 30, 2000, there were 34,034,830 shares of Class A common stock outstanding and 16,557,262 shares of Class B common stock outstanding.

Class A Common Stock

     Holders of our Class A common stock are entitled

     . to one vote for each share held on any matter submitted for stockholder approval;

     . to receive on a pro rata basis, dividends and distributions, if any, as the board of directors may declare out of legally available funds; and

     . upon our liquidation, dissolution, winding up or insolvency to share ratably in our net assets available after we pay our liabilities and any preferential amounts to which holders of the Series A convertible preferred stock may be entitled.

     Holders of our Class A common stock have no preemptive, redemption or sinking fund rights.

Class B Common Stock

     Our Class B common stock has the same rights as our Class A common stock except that our Class B common stock is entitled to three votes for each share. Shares of our Class B common stock are convertible into shares of Class A common stock on a one-for-one basis, subject to antidilution protection if we effect a recapitalization.

Class C Common Stock

     Holders of our Class C common stock are entitled to the same rights as holders of Class A common stock except that the holders of our Class C common stock are not entitled to vote on any matter submitted for stockholder approval.

Preferred Stock

     Our board of directors may issue preferred stock in one or more series and may fix the designations, powers, preferences and relative, participating, optional and other special rights, qualifications, limitations and restrictions on the preferred stock, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and may fix the number of shares to be included in any such series. Any of our preferred stock may rank senior to our common stock for the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any shares of our preferred stock may have class or series voting rights. Issuances of our preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of our common stock. The board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change of control or to make the removal of management more difficult. In certain circumstances, this could have the effect of decreasing the market price of our common stock.

Series A Convertible Preferred Stock

     Our Series A convertible preferred stock has the following characteristics:

     . a right to receive dividends and distributions ratably with the holders of our common stock;

     . a $9.52 per share payment preference over our common stock in the event of our liquidation, dissolution, winding up or insolvency;

     . a right to convert, at the election of the holder, one share of the Series A convertible preferred stock into one share of our Class A common stock; and

     .    shares of our Series A convertible preferred stock do not have

          --    voting rights;

          --    any preference with respect to dividends and distributions;

          --    preemptive rights;

          --    sinking fund rights; or

          --    redemption rights.

     Following the occurrence of a recapitalization, as described under the caption "Class B Common Stock," each share of our Series A convertible preferred stock will be convertible into the kind and number of shares of securities or other property to which the holders of such share of Series A convertible preferred stock would have been entitled to receive if the holder had converted such share of Series A convertible preferred stock into our Class A common stock immediately prior to the recapitalization.

     As of September 30, 2000, there were 10,786,504 shares of our Series A convertible preferred stock outstanding.

Series B Convertible Preferred Stock

     General. Each share of Series B convertible preferred stock has a "liquidation preference" of $50, which is the amount a holder of one share of Series B convertible preferred stock would be entitled to receive if we were liquidated. We will pay cumulative dividends on the Series B convertible preferred stock at a rate per annum equal to 8.25% of the liquidation preference per share quarterly in arrears commencing May 1, 2000. Dividends will be payable in cash or, at our option, in shares of Class A common stock, or a combination thereof.

     Optional Conversion by Holders. Holders of the Series B convertible preferred stock have the right to convert some or all of their shares of Series B convertible preferred stock into shares of our Class A common stock, unless we have already redeemed them. The conversion price is $40 per share. At that price, holders of the Series B convertible preferred stock would receive 1.25 shares of our Class A common stock for each $50 liquidation preference of Series B convertible preferred stock. Holders of Series B convertible preferred stock are not entitled to any accrued dividends upon conversion. The conversion price will be adjusted if specified dilutive events occur.

     Upon the occurrence of a change of control (as defined in the certificate of designation governing the Series B convertible preferred stock), holders will have the option, during the period commencing on the date that the applicable change of control notice is mailed to holders and ending at the close of business on the 45th day thereafter, to convert all, but not less than all, of their shares of Series B convertible preferred stock into Class A common stock at a conversion rate equal to $50 (the liquidation preference per share of Series B convertible preferred stock) divided by a special conversion price which will be based upon a formula dependent upon the market value of our Class A common stock.

     Redemption of the Series B Convertible Preferred Stock by Holdings. Beginning on February 3, 2003, we will have the right to redeem some or all of the Series B convertible preferred stock at a redemption price equal to 105.775% of the liquidation preference, or $52.90 per share, plus accrued dividends, if any, to the date of redemption. The redemption price will decline until it equals 100.0% on February 2, 2010, and will remain at 100.0% thereafter until redeemed. We may pay this redemption price in cash or shares of our Class A common stock (subject to some restrictions) or a combination of the two.

     We will be required to redeem any Series B convertible preferred stock still outstanding on February 1, 2012, at a redemption price equal to 100% of the total liquidation preference plus accrued dividends, if any, to that date. We must pay this redemption price in shares of our Class A common stock.

     Method of Dividends and Redemption Payments. We may, at our option, make any dividend payments due on our Series B convertible preferred stock in cash, by delivery of freely tradeable shares of our Class A common stock or through any combination of cash and freely tradeable shares of our Class A common stock. Any optional redemption payments on our Series B convertible preferred stock must be paid in cash. Mandatory redemption payments due on the Series B convertible preferred stock must be paid by delivery of shares of Class A common stock. Shares of Class A common stock issued to make dividend or mandatory redemption payments on the Series B convertible preferred stock shall be valued at 95% of the average market value (as defined in the certificate of designation) if such shares of Class A common stock are freely tradeable, or 90% of the average market value if such shares of Class A common stock are not freely tradeable.

     Ranking.   The Series B convertible preferred stock ranks:

     . junior to all our existing and future indebtedness and other obligations,

     . junior to any of our capital stock or preferred stock which provides that it be ranked senior to the Series B convertible preferred stock and which receives the requisite approval of the holders of Series B convertible preferred stock,

     . equal with any of our preferred stock issued in the future which provides that it be ranked equal with the Series B convertible preferred stock, and

     . senior to all Series A convertible preferred stock and all shares of our other capital stock, unless the other stock expressly provides otherwise.

     Limited Voting Rights. Holders will generally not be entitled to any voting rights, unless we have not declared or paid dividends on the Series B convertible preferred stock for a total of six quarterly periods.

     Trading. We have not applied and do not intend to apply for the listing of the Series B convertible preferred stock on any securities exchange.

     As of September 30, 2000, there were 867,289 shares of Series B convertible preferred stock outstanding.

     In August 2000, we issued 1,700,016 shares of our Class A common stock in exchange for 1,132,711 shares of our outstanding Series B convertible preferred stock.

Series C Convertible Preferred Stock

     Voting Rights. The holders of Series C preferred stock are entitled to vote on all matters on which the holders of common stock are entitled to vote, in the same manner and with the same effect as the holders of common stock, voting together with the holders of common stock as a single class. In any vote with respect to which the Series C preferred stock vote with the holders of common stock as a single class, each holder of Series C preferred stock shall have a number of votes per share of Series C preferred stock equal to the number of shares of common stock into which such shares of Series C preferred stock are convertible. The holders of Series C preferred stock are entitled to notice of all stockholder meetings in accordance with our bylaws.

      In addition, the affirmative vote or consent of holders of at least 60% of the outstanding Series C preferred stock is required for the following:

          . any change to our certificate of incorporation or bylaws or any of our subsidiaries material to the Series C holders or any change to any certificate of designation relating to securities senior to or pari passu with the Series C preferred stock;

          . the authorization, creation, reclassification or issuance of any series or class of securities senior to or pari passu with the Series C preferred stock, except that we may issue up to $250 million in aggregate liquidation preference of Series C preferred stock and securities pari passu with the Series C preferred stock, which amount includes the Series C preferred stock issuance;

          . any increases in the outstanding number of shares of our Series A convertible preferred stock or Series B preferred stock and the Series C preferred stock other than increases in connection with anti-dilution adjustments in accordance with the terms of such securities;

          . any increase or decrease in the authorized number of shares of Series C preferred stock;

          . the issuance of common stock or securities convertible into common stock which would increase the number of shares of common stock outstanding by 20% or more, except for the Series C preferred stock issuance and issuances in respect of securities convertible into or exercisable for common stock already outstanding (securities issued in connection with any high yield issuance and common stock paid as a dividend on the Series B preferred stock in accordance with the terms thereof are not counted in the above 20% calculation);

          . the incurrence by us or any of our subsidiaries of indebtedness or issuance of securities that contain financial, operational or subscriber maintenance or milestone covenants which if not met would put us or any of our subsidiaries in default under the terms of the indebtedness;

          . the declaration and payment of any dividends on any securities junior to or pari passu with the Series C preferred stock other than dividends consisting solely of common stock to the holders of Series B preferred stock to the extent required by the terms thereof and dividends consisting solely of common stock, subject to the 20% limitation described above;

          .    any merger or liquidation of us or any of our subsidiaries;

          . any action that results in us or our subsidiaries entering into an agreement that would impose material restrictions on our ability to honor the exercise of any rights of Series C holders, or violate, or be in conflict with, the rights of Series C holders;

          . the purchase or redemption of any of our or our subsidiaries securities except that we can exercise our option to repurchase up to 35% of our subsidiary's 14% senior secured notes due 2010 and any similar option to repurchase contained in future high yield issuances, redeem the Series B preferred stock and the Series C preferred stock in accordance with their terms, and redeem equity securities in an aggregate amount up to $5 million;

          . the making of loans or advances to, transferring properties to, or guaranteeing any indebtedness of our subsidiaries other than subsidiaries related to our satellite radio business;

          . any change in the principal nature of our or our subsidiaries business to a business other than the satellite radio business or a business related thereto;

          . any transactions with affiliates, other than those on an arm's length basis and as to which approval of a majority of the disinterested directors has been received for transactions in excess of $5 million, and a fairness opinion has been received for transactions in excess of $20 million (transactions with affiliates do not include transactions (including employment agreements or arrangements or employee benefit plans) in the ordinary course of business approved by a majority of the disinterested directors, transactions between or among us and our wholly-owned subsidiaries, payment of reasonable directors' fees and provisions of customary indemnification for our directors, officers and employees, and pre-existing contractual arrangements and any renewals, extensions, implementations or modifications thereof that are not materially adverse to the Series C holders and that have been approved by a majority of the disinterested directors);

          . the sale or transfer of all or substantially all of our assets and the assets of our subsidiaries;

          . entering into any transaction that would result in any of our subsidiaries not being wholly owned by us other than pledges of common stock in connection with any financing transaction; and

          .    our agreement or commitment to do any of the foregoing.


     Redemption. The Series C preferred stock may not be required to be redeemed for four and a half years. The Series C preferred stock may be redeemed for cash, or, at the holder's option, in shares of our Class A common stock issued at the conversion price or in a combination thereof, at our option after four and a half years at redemption prices ranging from 100.000% to 105.775% of the liquidation preference plus accumulated and unpaid dividends. Unless it has already been redeemed or converted, the Series C preferred stock will be mandatorily redeemed by us, in common stock, on February 1, 2012, at a redemption price equal to 100% of the liquidation preference, together with accumulated and unpaid dividends to the mandatory redemption date.

     Dividends. The holders of Series C preferred stock will be entitled to receive, when, as and if dividends are declared by the board of directors out of funds legally available therefor, cumulative dividends from the issue date of the Series C preferred stock accruing at the rate per annum of 8.25% of the liquidation preference per share, payable in arrears. The affirmative vote of the primary Series C investor and holders of at least 60% of the outstanding Series C preferred stock will be required for any declaration or payment of dividends on the Series C preferred stock, except during a liquidation event. Dividends are payable in cash. Holders of Series C preferred stock are also entitled to receive dividends, on an as converted basis, at any time that a dividend is declared with respect to our common stock and will receive such dividend before any dividend is paid on the common stock. If we fail to make required payments on the Series C preferred stock, or, after a 30-day notice and cure period, fails to observe the Series C voting requirements or perform under its covenants with the Series C holders, the dividend rate increases to 10.25% during the first year of the event of noncompliance and to 12.25% thereafter. Once the noncompliance is cured, the dividend rate reverts to 8.25%.

     Conversion. The shares of Series C preferred stock are convertible at the holders' option at any time into shares of our Class A common stock at the conversion price then in effect. Currently the conversion price is $26.50. The conversion price is subject to adjustment upon stock splits and combinations, certain dividend payments and distributions in common stock, indebtedness, securities or assets. The conversion price is also subject to weighted average anti-dilution adjustments if we issue common stock or common stock-linked securities at a price less than 100% of the Series C conversion price. Upon a change of control, each holder of Series C preferred stock has the option to convert all, but not less than all, of such holder's shares of Series C preferred stock at the applicable redemption price. After two years, upon the fiftieth consecutive day that the common stock trading price equals or exceeds $50 per share, we have the option to convert each share of Series C preferred stock at a conversion rate equal to the liquidation preference plus accumulated and unpaid dividends for four and a half years multiplied by 105.775% divided by the conversion price.

     Liquidation Rights. Each share of Series C preferred stock has a "liquidation preference" of $1,000, which is the amount a holder of one share of Series C preferred stock would be entitled to receive if we were liquidated, plus any accrued dividends. Upon our voluntary or involuntary liquidation, dissolution, winding up or sale or reduction or decrease in our capital stock resulting in a distribution of assets to the holders of any class or series of our capital stock, holders of the Series C preferred stock will be entitled to be paid, out of our assets available for distribution, the greater of (i) the liquidation preference per share plus an amount equal to all accumulated and unpaid dividends multiplied by the applicable redemption price per share and
(ii) the amount the holders of Series C preferred stock would have been entitled to receive if such holders had converted upon a liquidation event before any distribution is made on any junior securities, including common stock.

     Ranking. The Series C preferred stock ranks senior to all classes of common stock, the Series A preferred stock and any other class or series of common or preferred stock issued hereafter, the terms of which do not expressly provide that it will rank senior to the Series C preferred stock. The Series C preferred stock ranks on a parity with our Series B preferred stock and any other class or series of common or preferred stock issued hereafter, the terms of which expressly provide that it will rank on a parity with the Series C preferred stock. The Series C preferred stock ranks junior to each class or series of preferred stock issued hereafter, the terms of which expressly provide that such class or series will rank senior to the Series C preferred stock.

     Registration Rights. Holders of the Series C preferred stock have the right to demand registration of the shares of Class A common stock issuable upon conversion of their Series C preferred stock beginning one year after the Series C issuance. This right is subject to our right to defer the timing of a demand registration statement and an underwriters' right to cut back shares in an underwritten offering. In certain instances, if a demand registration is cut back by more than 75% of the number of shares originally requested to be registered, then the party requesting registration shall be entitled to one additional demand registration request. The Series C holders also have rights to demand registration upon a change of control and to include their Class A common stock in special registered offerings initiated by us, other than an offering relating to high yield debt.

     Trading. We have not applied and do not intend to apply for the listing of the Series C preferred stock on any securities exchange.

     As of September 30, 2000, there were 235,000 shares of our Series C preferred stock outstanding.

Warrants

     In February 2000, we issued a warrant to Sony exercisable for shares of our Class A common stock. The warrant will vest at the time that we attain our millionth customer, and the number of shares underlying the warrant will be determined by the percentage of XM Radios that have a Sony brand name as of the vesting date. If Sony achieves its maximum performance target, it will receive 2% of the total number of shares of our Class A common stock on a fully-diluted basis upon exercise of the warrant. The exercise price of the Sony warrant will equal 105% of fair market value of our Class A common stock on the vesting date, determined based upon the 20-day trailing average. The Sony warrant also grants certain registration rights to Sony for the shares of Class A common stock issuable upon exercise of the warrant.

     In March 2000, we and XM completed a unit offering, which units included the warrants registered by the registration statement of which this prospectus is a part and which are discussed below under the caption "Description of the Warrants."

Certain Provisions of Our Certificate of Incorporation and Bylaws

Certificate of Incorporation

     Our certificate of incorporation permits our board of directors without stockholder approval to issue shares of preferred stock up to the number of shares authorized for issuance in our certificate of incorporation, except as limited by Nasdaq rules. We could use these additional shares for a variety of corporate purposes. These purposes include future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our ability to issue these shares of preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     Federal communications law prohibits the holding of a broadcast license by a corporation of which more than 20.0% of the capital stock is owned directly or beneficially by aliens. Where a corporation controls another entity that holds such an FCC license, such corporation may not have more than 25.0% of its directors as aliens and may not have more than 25.0% of its capital stock owned directly or beneficially by aliens, in each case, if the FCC finds that the public interest would be served by such prohibitions. Failure to comply with these requirements may result in the FCC issuing an order requiring divestiture of alien ownership to bring a company into compliance with federal law. In addition, fines or a denial of renewal, or revocation of the license are possible. Although we are not currently subject to these foreign ownership restrictions, in order to provide flexibility should our regulatory status change our restated certificate of incorporation permits the redemption of common stock from stockholders where necessary to protect our license.

Bylaws

     As currently in effect, our bylaws require that the number of directors be as provided in our shareholders' agreement. Our bylaws provide that special meetings of the stockholders may be called by the board of directors, by stockholders holding at least 15% of the outstanding common stock or by the chief executive officer or the president. The bylaws may be amended or repealed, or new bylaws may be adopted, by the stockholders or the board of directors, subject to our shareholders' agreement. If there is a conflict between the bylaws and the shareholders' agreement, the latter will govern.

Stockholder Actions

     Except as otherwise expressly provided in our certificate of incorporation or bylaws, resolutions may be adopted at stockholders' meetings by the affirmative vote of a simple majority of the aggregate number of votes represented by all shares entitled to vote thereon and represented, in person or by proxy, at the meeting. Our bylaws establish special advance notice procedures for stockholders who wish to make director nominations or bring other business before a stockholder meeting. In addition, stockholders may act by written consent without a meeting if approved by the holders of a majority of the aggregate number of votes represented by all shares entitled to vote thereon, provided that notice of any such action must be subsequently furnished to all stockholders if such approval was not unanimous.

     Directors may be elected by a plurality of votes cast by stockholders at a meeting or by written consent, assuming a quorum is present, in person or by proxy, or acting by written consent. The quorum required for a meeting or action by written consent of stockholders consists of stockholders holding a majority of the issued and outstanding shares present in person or by proxy and entitled to vote. Stockholders' meetings are convened upon advance notice of at least 10 days and not more than 60 days.

Limitation of Liability and Indemnification Matters

     Our certificate of incorporation provides that directors shall not be personally liable to us or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability

     . for any breach of the director's duty of loyalty to us or our stockholders;

     . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     . under a provision of Delaware General Corporation Law relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

     . for any transaction from which such director derived an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

     In addition, our certificate of incorporation and bylaws provide for the indemnification of directors and officers and any director or officer who is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the full extent authorized or permitted by the laws of Delaware against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding to which such person was or is made a party or is threatened to be made a party by reason of serving in any of the foregoing capacities. The indemnification includes, to the full extent authorized or permitted by the Delaware General Corporation Law, payment by us of the expenses in advance of any proceeding. In addition, we have entered or will enter into indemnification agreements with our directors and executive officers that provide indemnification in addition to the indemnification provided in our bylaws. Under the bylaws, we may, but are not obligated to, maintain insurance, at their expense, for our benefit and the benefit of any person to be indemnified by us.

Transfer Agent and Registrar

      The transfer agent and registrar for the Class A common stock is BankBoston, N.A.

                          DESCRIPTION OF THE WARRANTS

     The warrants were issued pursuant to a warrant agreement dated March 15, 2000, between us and the United States Trust Company of New York as warrant agent. The following summary of certain provisions of the warrant agreement is not complete and is qualified in its entirety by reference to the warrant agreement. A copy of the warrant agreement may be obtained by contacting XM Satellite Radio Holdings Inc., at 1500 Eckington Place, N.E., Washington, D.C. 20002, Attention: General Counsel.

General

     Each warrant, when exercised, will entitle the holder thereof to purchase
8.285948 fully paid and non-assessable shares of our Class A common stock at an exercise price of $47.94 per share. The exercise price and the number of shares of our Class A common stock issuable upon exercise of a warrant are both subject to adjustment in certain circumstances described below. The warrants will entitle the holders thereof to purchase shares of our Class A common stock representing an aggregate beneficial ownership of approximately 3.9% of our issued and outstanding common stock on a diluted basis as described below under "--Amendment."

     The warrants may be exercised at any time on or after September 16, 2000. Unless earlier exercised, the warrants will expire on March 15, 2010. We will give notice of expiration not less than 90 nor more than 120 days before the expiration date to the registered holders of the then outstanding warrants. If we fail to give the notice when required, the warrants will not expire until 90 days after notice is given. The warrants will not trade separately from the senior secured notes until the separation date.

     In order to exercise all or any of the warrants, the holder is required, in the case of a definitive warrant, to surrender to the warrant agent the certificate representing the warrants to be exercised, and in the case of a global warrant, to comply with the applicable procedures set forth in the warrant agreement in each case with the accompanying form of election to purchase properly completed and executed, and to pay in full the exercise price for each share of our Class A common stock or other securities issuable upon exercise of the warrants. The exercise price may be paid:

          (i) in cash or by certified or official bank check or by wire transfer to an account that we have designated for that purpose; or

          (ii) without the payment of cash, by reducing the number of shares of our Class A common stock that would be obtainable upon the exercise of a warrant and payment of the exercise price in cash so as to yield a number of shares of our Class A common stock upon the exercise of the warrant equal to the product of (a) the number of shares of our Class A common stock for which the warrant is exercisable as of the date of exercise (if the exercise price were being paid in cash) and (b) the cashless exercise ratio.

     The cashless exercise ratio shall equal a fraction, the numerator of which is the excess of the current market value per share of our Class A common stock on the exercise date over the exercise price per share as of the exercise date and the denominator of which is the current market value per share of our Class A common stock on the exercise date. When the holder thereof surrenders a warrant certificate representing more than one warrant in connection with the option to elect a cashless exercise, the number of shares of our Class A common stock deliverable upon a cashless exercise shall be equal to the number of shares of our Class A common stock issuable upon the exercise of warrants that the holder specifies are to be exercised pursuant to a cashless exercise multiplied by the cashless exercise ratio. All provisions of the warrant agreement shall be applicable with respect to a surrender of a warrant certificate pursuant to a cashless exercise for less than the full number of warrants represented thereby. When the holder thereof surrenders the warrant certificate and pays the exercise price, we will deliver or cause to be delivered to such holder, or upon such holder's written order, a stock certificate representing 8.285948 shares of our Class A common stock for each warrant evidenced by such warrant certificate, subject to adjustment as described herein. If the holder exercises less than all of the warrants evidenced by a warrant certificate, a new warrant certificate will be issued to such holder for the remaining number of warrants. No fractional shares of our Class A common stock will be issued upon exercise of the warrants. At the time of exercise, we will pay the holder an amount in cash equal to the current market value of any such fractional share of our Class A common stock.

     If a holder's warrants are not exercised such holder will not be entitled to receive dividends, to vote, to consent, to exercise any preemptive rights or to receive notice as a stockholder in respect of any stockholders meeting for the election of our directors or any other purpose, or to exercise any other rights whatsoever as a stockholder.

     Certificates for warrants will be issued in fully registered form only. No service charge will be made for registration of transfer or exchange upon surrender of any warrant certificate at the office of the warrant agent maintained for that purpose. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of warrant certificates.

     In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts that may be subject to our rejection with approval of the bankruptcy court. As a result, a holder may not, even if sufficient funds are available, be entitled to receive any consideration or may receive an amount less than such holder would be entitled to receive if such holder had exercised such holder's warrants before the commencement of any such bankruptcy or reorganization.

Adjustments

     The number of shares of our Class A common stock issuable upon the exercise of the warrants and the exercise price will be subject to adjustment in certain circumstances, including:

          (i) our payment of dividends and other distributions on our Class A common stock payable in common stock or other equity interests;

          (ii) subdivisions, combinations and certain reclassifications of our Class A common stock;

          (iii) the issuance to all holders of our Class A common stock of rights, options or warrants entitling them to subscribe for additional shares of common stock, or of securities convertible into or exercisable or exchangeable for additional shares of our Class A common stock at an offering price (or with an initial conversion, exercise or exchange price plus such offering price) that is less than the then current market value per share of our Class A common stock;

          (iv) the distribution to all holders of our Class A common stock of any of our assets (including cash), our debt securities or any rights or warrants to purchase any securities (excluding those rights, options and warrants referred to in clause (iii) above and cash dividends and other cash distributions from current or retained earnings);

          (v) the issuance of shares of our Class A common stock for a consideration per share that is less than the then current market value per share of our Class A common stock; and

          (vi) the issuance of securities convertible into or exercisable or exchangeable for our Class A common stock for a conversion, exercise or exchange price per share that is less than the then current market value per share of our Class A common stock.

     The events described in clauses (v) and (vi) above are subject to certain exceptions described in the warrant agreement, including, without limitation, certain bona fide public offerings and private placements, issuances of our Class A common stock under any option, warrant, right or convertible security exercisable upon issuance of the warrants and certain issuances of our Class A common stock pursuant to employee stock incentive plans.

     No adjustment in the exercise price will be required unless the adjustment would result in an increase or decrease of at least 1% in the exercise price; provided, however, that any adjustment that is not made as a result of this paragraph will be carried forward and taken into account in any subsequent adjustment. In addition, we may at any time reduce the exercise price (but not to an amount that is less than the par value of our Class A common stock) for any period of time (but not less than 20 business days) as deemed appropriate by our board of directors.

     If we consolidate or merge, or sell all or substantially all of our assets to another person, each warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which the holder thereof would have been entitled as a result of such consolidation, merger or sale had the warrants been exercised immediately prior thereto. However, if (i) we consolidate, merge or sell all or substantially all of our assets to another person and, in connection therewith, the consideration payable to the holders of our Class A common stock in exchange for their shares is payable solely in cash or (ii) we dissolve, liquidate or wind-up, then holders of the warrants will be entitled to receive distributions on an equal basis with the holders of our Class A common stock or other securities issuable upon exercise of the warrants, as if the warrants had been exercised immediately before such event, less the exercise price. Upon receipt of such payment, if any, the warrants will expire and your rights will cease. In the case of any such consolidation, merger or sale of assets, the surviving or acquiring person and, if we dissolve, liquidate or wind-up, we must deposit promptly with the warrant agent the funds, if any, required to pay the holders. After the funds and the surrendered warrant certificates are received, the warrant agent is required to deliver a check in the appropriate amount (or, in the case of consideration other than cash, such other consideration as is appropriate) to such persons as the warrant agent may be directed by the holders in writing.

     In the event of a taxable distribution to holders of our Class A common stock that results in an adjustment to the number of shares of our Class A common stock or other consideration for which a warrant may be exercised, holders may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain United States Federal Income Tax Considerations."

Amendment

     Any amendment or supplement to the Warrant Agreement that has an adverse effect on the interests of holders will require the written consent of the holders of a majority of the then outstanding warrants (excluding any warrants held by us or any of our affiliates). Notwithstanding the foregoing, from time to time, we and the warrant agent, without consent of the holders, may amend or supplement the warrant agreement for certain purposes, including to cure any ambiguities, defects or inconsistencies or to make any change that does not adversely affect your rights. The consent of each holder of the warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of shares of our Class A common stock issuable upon exercise of the warrants would be decreased (other than pursuant to adjustments provided for in the warrant agreement) or the exercise period with respect to the warrants would be shortened.

     It is the intent of the warrant agreement to provide that, on and as of the closing date, the number of warrant shares into which the warrants are exercisable represents 3.9% of the issued and outstanding shares of common stock on a fully diluted basis. For purposes of this paragraph, the phrase "on a fully diluted basis" shall include any and all options, warrants or other rights to acquire common equity, whether or not exercisable on the closing date but excluding all such options, warrants (other than the warrants) or other rights to acquire common equity at an exercise or conversion price greater than the exercise price of the warrants as of the closing date, as adjusted. If either
(i) the issuance of the warrants causes the application of the anti-dilution provisions of any of our warrants, options or convertible securities outstanding as of the closing date to result in an increase in the number of shares of our common stock issuable thereunder or (ii) after the closing date the exercise price of our then outstanding warrants, options or convertible securities is adjusted to an exercise price equal to or less than the exercise price of the warrants, such additional shares of our Class A common stock, or such shares of our Class A common stock issuable upon the exercise or conversion of such warrants, options or convertible securities, as the case may be, will be included in the calculation of our common stock on a fully diluted basis, then the number of warrant shares issuable upon exercise of each warrant automatically shall be adjusted upward by an amount sufficient to bring the total number of warrant shares issuable pursuant to the warrant agreement to a number representing 3.9% of the then issued and outstanding shares of our common stock on a fully diluted basis.

Registration Rights

     Pursuant to the warrant agreement and the warrant registration rights agreement, we have filed this shelf registration statement to cover the resale of the warrants and the issuance of our Class A common stock upon the exercise of the warrants. We are obligated to use our best efforts to keep this registration statement effective until the earlier either all of the warrants and Warrant Shares cease to be transfer restricted or April 1, 2010. If we do not comply with our obligations under the warrant registration rights agreement we will be required to pay liquidated damages to holders of the warrants under certain circumstances. There can be no assurance we will be able to keep a registration statement continuously effective for the required period. In addition, we will be able to suspend the warrant registration statement for up to two consecutive 45-day periods during any 365-day period under certain circumstances.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


     The following is a general discussion of some important U.S. federal income tax considerations relating to the purchase, ownership and disposition of the warrants and/or shares of common stock that are received upon the exercise of the warrants to initial purchasers thereof (as defined below). This discussion is based on currently existing provisions of the Internal Revenue Code (the "Code"), existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion generally does not address the tax consequences to subsequent purchasers of warrants (or shares of common stock that are received upon the exercise of the warrants) and is limited to purchasers who purchased warrants at their "issue price," as defined below under "Allocation of Purchase Price Between notes and warrants," and hold such warrants (or shares of common stock that are received upon the exercise of the warrants) as capital assets, within the meaning of section 1221 of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular initial purchasers in light of their personal circumstances or to certain types of initial purchasers who are subject to special rules, such as certain financial institutions, insurance companies, tax-exempt entities, traders or dealers in securities or currencies, certain U.S. expatriates and U.S. holders whose "functional currency" is not the U.S. dollar. This discussion does not address the tax consequences of the law of any state, locality or foreign jurisdiction.

     ALL PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE WARRANTS (OR SHARES OF COMMON STOCK THAT ARE RECEIVED UPON THE EXERCISE OF THE WARRANTS), INCLUDING THE APPLICABILITY OF ANY FEDERAL TAX LAWS OR ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY CHANGES (OR PROPOSED CHANGES) IN APPLICABLE TAX LAWS OR INTERPRETATIONS THEREOF.

                                 U.S. HOLDERS

     As used herein, a "U.S. holder" is a beneficial owner of a warrant (or shares of common stock that are received upon the exercise of the warrant) that is, for U.S. federal income tax purposes:

     .    an individual citizen or resident of the United States;

     . a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof (unless in the case of a partnership, applicable Treasury Regulations provide otherwise);

     . an estate the income of which is subject to U.S. federal income taxation regardless of source;

     . a trust if both (A) a United States court is able to exercise primary supervision over the administration of the trust, and (B) one or more United States persons have the authority to control all substantial decisions of the trust (including specified trusts in existence on August 20, 1996 and treated as United States persons prior to that date and that timely elected to continue to be treated as United States persons).

Allocation of purchase price between notes and warrants

     For U.S. federal income tax purposes, the purchase of a unit consisting of a note and a warrant is treated as the purchase of an "investment unit." The issue price of a unit for U.S. federal income tax purposes is the first price at which a substantial amount of units is sold, excluding sales to bond holders, brokers or similar persons acting as underwriters, placement agents or wholesalers. The issue price of a unit must be allocated between the note and the warrant based on the relative fair market values of each such component of the unit on the issue date. Pursuant to Treasury Regulations issued under provisions of the Code relating to original issue discount (the "OID Regulations"), each U.S. holder for U.S. federal income tax purposes will be bound by XM's and Holdings' allocation unless such holder discloses on a statement attached to its tax return for the taxable year that includes the acquisition date of such unit that its allocation differs from that of XM and Holdings. We believe that the aggregate issue price of each unit should be allocated $797.70 to the note and $202.30 to the warrant. We cannot assure you that the IRS will accept XM's allocation. If XM's allocation were successfully challenged by the IRS, the gain or loss on the sale or disposition of a warrant would be different from that resulting under the allocation determined by XM and Holdings.

The warrants

     Exercise of warrants and ownership of common stock. Upon the exercise of a warrant, a U.S. holder will not recognize gain or loss, except to the extent of cash, if any, received in lieu of the issuance of fractional shares of common stock, and will have an adjusted tax basis in the common stock acquired pursuant to such exercise equal to such U.S. holder's tax basis in the warrant, which will equal the portion of the issue price of the unit properly allocable to the warrant, as described above, plus the exercise price of the warrant. The holding period for such common stock so acquired will generally commence on the date after the date of exercise of the warrant. If any cash is received in lieu of fractional shares of common stock, the U.S. holder will recognize gain or loss in an amount and of the same character that such U.S. holder would have recognized if such U.S. holder had received such fractional shares and then immediately sold them for cash back to Holdings. Similarly, upon the sale of common stock received upon exercise of a warrant, a U.S. holder will recognize capital gain or loss equal to the difference between the amount realized upon the sale and such U.S. holder's tax basis in the common stock. Distributions made with respect to the common stock will constitute dividends to the extent paid out of current or accumulated earnings and profits of Holdings, as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds the earnings and profits of Holdings, it will be treated as a nontaxable return of capital to the extent of the U.S. holder's adjusted tax basis in the common stock and the excess, if any, will be treated as capital gain.

     If a U.S. holder of warrants acquires shares of common stock through a cashless exercise of warrants, the U.S. holder may recognize gain or loss equal to the excess of the fair market value of the warrants deemed surrendered to pay the exercise price over the U.S. holder's tax basis in such warrants. Alternatively, a cashless exercise of warrants may be treated as a tax-free exchange of warrants for common stock. Under such treatment, it is possible that a U.S. holder may have a holding period in shares of common stock that included the holding period of warrants surrendered in the cashless exercise of such warrants. If a U.S. holder exercises a warrant with a combination of the payment of cash and through a cashless exercise, the transaction may be divided into the applicable number of parts with each part treated as described above.

     Sale or repurchase. The sale of a warrant will result in the recognition of capital gain or loss to the U.S. holder in an amount equal to the difference between the amount realized and such U.S. holder's tax basis in the warrant, which will equal the portion of the issue price of the unit properly allocable to the warrant, as described above. With respect to non-corporate U.S. holders, capital gain is subject to reduced rates of tax if the warrant was held for more than twelve months, and the deductibility of capital losses is subject to limitations. It is unclear whether the repurchase of a warrant by Holdings would be treated as a sale or exchange. If it were not so treated, any gain or loss to a U.S. holder on such repurchase would be treated as ordinary income or loss.

     Lapse. If a warrant expires unexercised, a U.S. holder will recognize a capital loss equal to such U.S. holder's tax basis in the warrant. Such capital loss may, subject to certain limitations, be used to offset capital gains, if any, otherwise realized by a U.S. holder.

     Adjustments. Under Section 305 of the Internal Revenue Code, adjustments to the exercise price or conversion ratio of the warrants which occur under certain circumstances, or the failure to make such adjustments, may result in the receipt of taxable constructive dividends by a U.S. holder, subject to a possible dividends received deduction in the case of corporate U.S. holders, to the extent of Holdings current or accumulated earnings and profits, regardless of whether there is a distribution of cash or property.

     NON-U.S. HOLDERS

     The following discussion summarizes certain United States federal income tax consequences relevant to a Non-U.S. holder of a warrant or common stock acquired through exercise of a warrant. As used herein, a "Non-U.S. holder" is a beneficial owner of a warrant (or shares of common stock that are received upon the exercise of the warrant) that is not a U.S. holder.

     This discussion does not deal with all aspects of United States federal income taxation that may be relevant to any particular Non-U.S. holder in light of that holder's personal circumstances with respect to such holder's purchase, ownership or disposition of the warrants or common stock acquired through exercise of a warrant, or with respect to exercising a warrant, including such holder holding the warrant or common stock acquired through exercise of a warrant through a partnership. For example, persons who are partners in foreign partnerships and beneficiaries of foreign trusts or estates who are subject to United States federal income tax because of their own status, such as United States residents or foreign persons engaged in a trade or business in the United States, may be subject to United States federal income tax even though the entity is not subject to such tax.

Sale or Redemption of Warrants or Common Stock; Exercise of Warrants

     Except as described below and subject to the discussion concerning backup withholding, a Non-U.S. holder generally will not be subject to withholding of United States federal income tax with respect to any gain realized upon the sale or redemption of warrants or common stock acquired on the exercise of warrants or from the exercise of a warrant. Further, a Non-U.S. holder generally will not be subject to United States federal income tax with respect to any such gain unless (i) the gain is effectively connected with a United States trade or business of such Non-U.S. person (and, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. holder), (ii) subject to certain exceptions, the Non-U.S. holder is an individual who holds the warrant or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates, or (iv) the common stock constitutes a United States real property interest by reason of Holdings status as a "United States real property holding corporation" ("USRPHC") for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. holder's holding period for such common stock. Holdings does not believe that it is or it will become a USRPHC for federal income tax purposes.

Dividends on Common Stock

Any distribution on common stock to a Non-U.S. holder will generally be subject to United States federal income tax withholding at a rate of 30%, unless (i) a lower rate is provided by an applicable tax treaty or (ii) the distribution is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. holder, in which case the distribution may be subject to graduated U.S. federal income tax as if such amounts were earned by a U.S. holder and, for corporate Non-U.S. holders, may also be subject to an additional 30% branch profits tax (on a lower rate provided by an applicable treaty). For either of these exceptions to apply, the Non-U.S. holder may be required to provide a properly executed certificate claiming the benefits of a treaty or exemption (currently Form 1001 (or W-8BEN) or 4224 (or W-8ECI), as applicable).

Information reporting and backup withholding

     In general, information reporting requirements will apply to payments of dividends on common stock and payments of the proceeds of the sale of a warrant or common stock to certain non-corporate U.S. holders, and a 31% backup withholding tax may apply to such payments if the U.S. holder (i) fails to furnish or certify his correct taxpayer identification number to the payer in the manner required, (ii) is notified by the IRS that he has failed to report payments of interest or dividends properly, or (iii) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest or dividend payments.

     Information reporting requirements will apply to payments of dividends to Non-U.S. holders where such dividends are subject to withholding or are exempt from U.S. withholding tax pursuant to a tax treaty. Backup withholding may apply to payments of dividends on common stock to Non-U.S. holders unless they certify their foreign status or qualify for a treaty benefit. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides.

     The payment of proceeds from the disposition of warrants or common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a warrant or common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless such broker is (i) a "controlled foreign corporation" for U.S. federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income from all sources for the 3-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business (a "U.S. related person").

     In the case of the payment of proceeds from the disposition of warrants or common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, Treasury regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. holder and the broker has no knowledge to the contrary.

     Holders of warrants (or holders of common stock received upon exercise of the warrants) should be aware that the Treasury Department promulgated revised final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements but unify certain certification procedures and forms and clarify reliance standards. The final regulations would generally be effective for payments made after December 31, 2000, subject to certain transition rules should consult their tax advisors regarding the application of such Treasury regulations.

     Any amounts withheld under the backup withholding rules from a payment to a holder would be allowed as a refund or a credit against such holder's federal income tax liability, provided the required information is furnished to the IRS.

                                SELLING HOLDERS

          The warrants were originally issued and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by such initial purchasers to be qualified institutional buyers. Selling holders, which term includes their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the warrants and common stock receivable from exercise of the warrants.


          The following table sets forth the name of each selling holder, any material relationship of such holder with us, and the following information as of October 30, 2000:

 .    the number of warrants owned by each selling holder;

 .    the maximum number of warrants which may be offered for the account of such selling holder under this prospectus;

 .    the amount of common stock owned by each selling holder; and

 .    the maximum amount of common stock which may be offered for the account of such selling holder under this prospectus.

          This information with respect to each selling holder is based upon information provided by or on behalf of such selling holder. The selling holders may offer all, some or none of the warrants or common stock issuable upon exercise of the warrants. Because the selling holders may offer all or some portion of the warrants or the common stock, we cannot estimate the amount of warrants or common stock that will be held by the selling holders upon termination of sales pursuant to this prospectus. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their warrants since the date on which they provided the information regarding their warrants in transactions exempt from the registration requirements of the Securities Act.

                                   Warrants                                Common Stock
     Name of Selling          Beneficially Owned         Warrants       Beneficially Owned           Common Stock
       Stockholder           Prior to the Offering    Offered Hereby    Prior to the Offering (1)   Offered Hereby (2)
       -----------           ---------------------    --------------    ---------------------       --------------
American Express Trust               1,900                 1,900                 15,743                  15,743
Company

Bank of New York                    19,630                19,630                 162,653                 162,653

Bankers Trust Company               15,280                15,280                 126,609                 126,609

Bear, Stearns Securities            12,290                12,290                 101,834                 101,834
Corp.

Boston Safe Deposit and             10,280                10,280                 85,179                  85,179
Trust Company

Brown Brothers Harriman               795                   795                   6,587                   6,587
& Co.

Carty & Company, Inc.                 250                   250                   2,071                   2,071

Chase Bank of Texas, N.A.           12,000                12,000                 99,431                  99,431

Chase Manhattan Bank                28,800                28,800                 238,635                 238,635

Chase Manhattan Bank,                4,000                 4,000                 33,143                  33,143
Trust

Citibank, N.A.                      25,925                25,925                 214,813                 214,813

Credit Suisse First                  3,000                 3,000                 24,857                  24,857
Boston Corporation

Custodial Trust Company              5,000                 5,000                 41,429                  41,429

Donaldson, Lufkin and               10,050                10,050                 83,273                  83,273
Jenrette Securities
Corporation

Firstar Bank, N.A.                   3,510                 3,510                 29,083                  29,083

Fleet National Bank                    275                   275                  2,278                   2,278

FUNB - Phila. Main                   1,255                 1,255                 10,398                  10,398

Investors Bank & Trust               9,500                 9,500                 78,716                  78,716
Company

Lehman Brothers, Inc.               14,155                14,155                117,287                 117,287

LBI-Lehman Government                1,250                 1,250                 10,357                  10,357
Securities, Inc.

McDonald Investments Inc.                5                     5                     41                      41

Mercantile-Safe Deposit                 80                    80                    662                     662
& Trust Company

Merrill Lynch, Pierce,              19,755                19,755                163,688                 163,688
Fenner & Smith Inc.

Merrill Lynch SFKPG                 11,000                11,000                 91,145                  91,145

J.P. Morgan Securities               9,500                 9,500                 78,716                  78,716
Inc.

Morgan Stanley & Co.                   175                   175                  1,450                   1,450
Incorporated

Northern Trust Company               2,750                 2,750                 22,786                  22,786

Paine Webber Incorporated            1,500                 1,500                 12,428                  12,428

PNC Bank, National                   4,685                 4,685                 38,819                  38,819
Association

Prudential Securities               12,150                12,150                 100,674                 100,674
Custody

RBC Dominion Securities              5,000                 5,000                 41,429                  41,429
Corporation

Salomon Smith Barney                   950                   950                  7,871                   7,871
Inc./Salomon Brothers

Salomon Brothers                        15                    15                    124                     124

State Street Bank and               66,765                66,765                553,211                 553,211
Trust Company


Southwest Securities,                 100                   100                    828                     828
Inc.

Sumitomo Trust & Banking              275                   275                   2,278                   2,278
Co.

Swiss American                        100                   100                    828                     828
Securities Inc.

U.S. Bank National                  10,750                10,750                 89,073                  89,073
Association

Fifth Third Bank                      300                   300                   2,485                   2,485

Any other holder of
warrants or future
transferee of such
holder (3) (4)

(1) Comprises the shares of common stock owned by each selling holder prior to the offering, including the shares of common stock which are issuable upon exercise of the warrants at an exercise price of $47.94 per share, excluding fractional shares. Fractional shares will not be issued upon exercise of the warrants; rather, cash will be paid in lieu of fractional shares, if any. The exercise price and the number of shares of common stock issuable upon exercise of the warrants are subject to adjustment under specified circumstances, which are described in more detail under "Description of the Warrants - General." Accordingly, the number of shares of common stock issuable upon exercise of the warrants may increase or decrease from time to time.

(2) Assumes issuance of common stock of full amount issuable upon exercise of the warrants at an exercise price of $47.94 per share and the offering of those shares by the selling holder pursuant to this prospectus. The exercise price and the number of shares of common stock issuable upon exercise of the warrants are subject to adjustment under specified circumstances which are described in more detail under "Description of Warrants - General." Accordingly, the number of shares of common stock issuable upon exercise of the warrants may increase or decrease from time to time. Fractional shares will not be issued upon exercise of the warrants; rather, cash will be paid in lieu of fractional shares, if any. The selling holders may offer and sell pursuant to the prospectus, their warrants, the shares of common stock issued upon exercise of the warrants, or both.

(3) Information concerning other selling holders of warrants will be set forth in prospectus supplements from time to time, as required. No holder may offer warrants pursuant to this prospectus until such holder is included as a selling holder in a supplement to this prospectus in accordance with the registration rights agreement.

(4) Assumes that any other holders of warrants or any future transferee from any such holder does not beneficially own any common stock other than common stock into which the warrants are convertible at the conversion price of $47.94 per share.

     Other than as noted above, none of the selling holders has had any material relationship with us or our affiliates within the past three years. The warrants were initially issued by us in a private transaction on March 15, 2000. All of the warrants were "restricted securities" under the Securities Act prior to this registration.

     We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until April 1, 2010.

     Information concerning the selling holders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the exercise price, and therefore the number of shares of common stock issuable upon exercise of the warrants, is subject to adjustment under certain circumstances. Accordingly, the number of warrants and the number of shares of common stock issuable upon exercise of the warrants may increase or decrease. We will pay the expenses of registering the warrants and common stock being offered by this prospectus.

                             PLAN OF DISTRIBUTION

     The selling holders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the warrants and the common stock issuable upon exercise of the warrants directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The warrants and the common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions, which may involve crosses or block transactions:

     . on any national securities exchange or quotation service on which the warrants or the common stock may be listed or quoted at the time of sale,

     .    in the over-the-counter market,

     . in transactions otherwise than on such exchanges or services or in the over-the-counter market,

     . through the writing of options, whether such options are listed on an options exchange or otherwise, or

     .    through the settlement of short sales.

In connection with the sale of the warrants and the common stock issuable upon exercise of the warrants or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the warrants or the common stock issuable upon exercise of the warrants and deliver these securities to close out such short positions, or loan or pledge the warrants or the common stock issuable upon exercise of the warrants to broker-dealers that in turn may sell these securities.

     At the time a particular offering of the warrants or the common stock issuable upon exercise of the warrants is made, a supplement to this prospectus (a "prospectus supplement"), if required, will be distributed which will set forth the aggregate amount of warrants or common stock being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. Each broker-dealer that receives the warrants or common stock for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus and any prospectus supplement in connection with any sale of such warrants or common stock.

     The aggregate proceeds to the selling holders from the sale of the warrants or the common stock issuable upon exercise of the warrants offered by them hereby will be the purchase price of such warrants or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of warrants or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the warrants for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the warrants.

     In order to comply with the securities laws of certain jurisdictions, if applicable, the warrants and the common stock issuable upon exercise of the warrants may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the warrants and common stock issuable upon exercise of the warrants may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the warrants and common stock issuable upon exercise of the warrants may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of
Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any warrants or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

     To the extent required, the specific warrants or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the warrants to register their warrants and common stock under applicable federal and state securities laws under particular circumstances and at specified times. The registration rights agreement provides for cross-indemnification of the selling holders and XM Satellite Radio Holdings Inc. and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the warrants and the common stock, including liabilities under the Securities Act. We will pay all of our expenses and substantially all of the expenses incurred by the selling holders incident to the offering and sale of the warrants and the common stock, provided that each selling holder will be responsible for payment of commissions, concessions and discounts of underwriters, broker-dealers or agents.

                                 LEGAL MATTERS


     Certain legal matters with respect to the warrants and shares of common stock offered by this prospectus have been passed upon for us by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999 and for the period from December 15, 1992 (date of inception) through December 31, 1999, have been incorporated by reference herein and in the registration statement, in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP contains an explanatory paragraph that states that we have not commenced operations and are dependent upon additional debt or equity financings, which raises substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Exchange Act"). You may read and copy any of the information we file with the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of filed documents by mail from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically. Our common stock is quoted on the Nasdaq National Market under the symbol "XMSR," and reports, proxy statements and other information concerning XM Satellite Radio Holdings Inc. can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement we filed with the SEC under the Securities Act of 1933 (the "Securities Act"). As permitted by SEC rules, this prospectus omits certain information that is included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and its exhibits. If we have filed a contract, agreement or other document as an exhibit to the registration statement, you may read the exhibit for a more complete understanding of the document or matter involved. Each statement in this prospectus (including statements incorporated by reference as discussed below) regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC under Section 13(a), 14 or 15(d) of the Exchange Act, and any future filings we make with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of securities covered by this prospectus is completed. These documents contain important information about us and our financial condition. Information in this prospectus may update or supersede information contained in prior SEC filings, and information included in future SEC filings will update or supersede information in this prospectus.

     . Our Annual Report on Form 10-K for our fiscal year ended December 31, 1999, filed with the SEC on March 16, 2000.

     . Our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2000, filed with the SEC on May 12, 2000.

     . Our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2000, filed with the SEC on August 11, 2000.

     . Our Quarterly Report on Form 10-Q for our fiscal quarter ended September 30, 2000, filed with the SEC on November 13, 2000.

     .    Our Proxy Statement, filed with the SEC on April 26, 2000.

     . Our Current Reports on Form 8-K, filed with the SEC on February 28, 2000 and July 14, 2000.


     We will provide a copy of the information we incorporate by reference, at no cost, to each person, including any beneficial owner of our common stock, to whom this prospectus is delivered. To request a copy of any or all of this information, you should contact us at the following address and telephone number:

                       XM Satellite Radio Holdings Inc.
                           1500 Eckington Place, NE
                             Washington, DC 20002
                             Attn: General Counsel
                                (202) 380-4000

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered.

     SEC registration fee................      $  11,726
     Printing and engraving expenses.....         20,000
     Legal fees and expenses.............         37,500
     Blue Sky fees and expenses..........              0
     NASD filing fees....................         17,500
     Accounting fees and expenses........         20,000
     Transfer agent fees.................            500
     Listing fees........................              0
     Miscellaneous.......................              0

          Total..........................      $ 107,226

Item 15.  Indemnification of Directors and Officers.

     Section 145 of Delaware General Corporation Law permits indemnification of officers and directors of our company under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation law.

     Article Ninth of our Restated Certificate of Incorporation and Article VI,
Section 1 of our Bylaws provide that we shall indemnify our directors and officers and any such directors and officers serving at our request as a director, officer, employee or agent of another entity to the fullest extent not prohibited by the Delaware General Corporation Law. The Bylaws also provide that we may, but shall not be obligated to, maintain insurance, at our expense, for the benefit of our company and of any person to be indemnified. In addition, we have entered or will enter into indemnification agreements with our directors and officers that provide for indemnification in addition to the indemnification provided in our Bylaws. The indemnification agreements contain provisions that may require our company, among other things, to indemnify our directors and executive officers against certain liabilities (other than liabilities arising from intentional or knowing and culpable violations of law) that may arise by reason of their status or service as directors or executive officers of our company or other entities to which they provide service at the request of our company and to advance expenses they may incur as a result of any proceeding against them as to which they could be indemnified. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. We have obtained an insurance policy covering directors and officers for claims that such directors and officers may otherwise be required to pay or for which we are required to indemnify them, subject to certain exclusions.

     As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article Eighth of our Restated Certificate of Incorporation provides that a director shall not be personally liable for monetary damages or breach of fiduciary duty as a director, except for liability

     . for any breach of the director's duty of loyalty to our company or our stockholders;

     . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     .    under Section 174 of the Delaware General Corporation Law; or

     . for any transaction from which the director derived any improper personal benefit.


Item 16.  Exhibits and Financial Statement Schedules.

     (a) Exhibits.

     Incorporated by reference to the Exhibit Index beginning on page II-5 hereto.

     (b) Financial Statement Schedules included separately in the Registration
         Statement:


Item 17.   Undertakings.

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)3 of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or (ii) the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation, as amended, or the Amended and Restated Bylaws of registrant, indemnification agreements entered into between registrant and its officers and directors, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia, on November 15, 2000.

                             XM SATELLITE RADIO HOLDINGS INC.


                             By:      *
                                ----------------------------------------
                                Hugh Panero
                                President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                                Title                                         Date
---------                                -----                                         ----
         *                               President, Chief Executive Officer and        November 15, 2000
-----------------------------------
Hugh Panero                              Director (Principal Executive Officer)

                                         Senior Vice President, Chief Financial

         *                               Officer (Principal Financial and              November 15, 2000
-----------------------------------
Heinz Stubblefield                       Accounting Officer)


         *                               Chairman of the Board of Directors            November 15, 2000
-----------------------------------
Gary M. Parsons

         *                               Director                                      November 15, 2000
-----------------------------------
Nathaniel A. Davis

         *                               Director                                      November 15, 2000
-----------------------------------
Thomas J. Donohue

         *                               Director                                      November 15, 2000
-----------------------------------
Randall T. Mays

         *                               Director                                      November 15, 2000
-----------------------------------
Randy S. Segal

                                         Director                                      ____________, 2000
-----------------------------------
Jack Shaw

         *                               Director                                      November 15, 2000
-----------------------------------
Dr. Rajendra Singh


                                         Director                                      ____________, 2000
-----------------------------------
Ronald L. Zarrella

                                         Director                                      ____________, 2000
-----------------------------------
Pierce J. Roberts, Jr.


         *                               Director                                      November 15, 2000
-----------------------------------
Walter V. Purnell, Jr.

*By:     /s/ Joseph M. Titlebaum
         Joseph M. Titlebaum
         Attorney-in-Fact

                                 EXHIBIT INDEX


 Exhibit
   No.                                Description
 -------         --------------------------------------------------------

  3.1 Restated Certificate of Incorporation of XM Satellite Radio Holdings Inc. (incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 333-83619).

  3.2 Restated Bylaws of XM Satellite Radio Holdings Inc. (incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 333-83619).

  4.1 Form of Certificate for our Class A common stock (incorporated by reference to Exhibit 3 to the Registrant's Registration Statement on Form 8-A, filed with the SEC on September 23, 1999).

  4.2 Form of Certificate for our 8.25% Series B Convertible Redeemable Preferred Stock (incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 333-93529).

  4.3 Certificate of Designation Establishing the Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of 8.25% Series B Convertible Redeemable Preferred Stock due 2012 (incorporated by reference to the Registrant's Annual Report on Form 10-K, filed with the SEC on March 16, 2000).

  4.4 Warrant to purchase shares of XM Satellite Radio Holdings Inc.'s Class A common stock, dated February 9, 4.4 2000, issued to Sony Electronics, Inc. (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed with the SEC on May 12, 2000).

  4.5+ Warrant Agreement, dated March 15, 2000, between XM Satellite Radio Holdings Inc. as Issuer and United States Trust Company of New York as Warrant Agent.

  4.6+ Warrant Registration Rights Agreement, dated March 15, 2000, between XM Satellite Radio Holdings Inc. and Bear, Stearns & Co. Inc., Donaldson, Lufkin and Jenrette Securities Corporation, Salomon Smith Barney Inc. and Lehman Brothers Inc.

  4.7+    Form of Warrant.

  4.8+ Certificate of Designation Establishing the Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of the 8.25% Series C Convertible Redeemable Preferred Stock due 2012.

  4.9+ Form of Certificate for our 8.25% Series C Convertible Redeemable Preferred Stock.

  4.10 Indenture, dated as of March 15, 2000, between XM Satellite Radio Inc. and United States Trust Company of New York (incorporated by reference to XM Satellite Radio Inc.'s Registration Statement on Form S-4, File No. 333-39178)

  5.1+ Opinion of Hogan & Hartson L.L.P. concerning the legality of the warrants and underlying common stock..

 23.1     Consent of KPMG LLP.

 23.2     Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)

 27.1+    Financial Data Schedule.
________________
+    Previously filed.